                                  UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION 0-19283
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

               (CHECK ONE) [ ]FORM 10-K [ ]FORM 20-F [ ]FORM 11-K
                           [X]FORM 10-Q [ ]FORM N-SAR

                        FOR PERIOD ENDED: MARCH 31, 2000

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                       [ ] TRANSITION REPORT ON FORM 10-K
                       [ ] TRANSITION REPORT ON FORM 20-F
                       [ ] TRANSITION REPORT ON FORM 11-K
                       [X] TRANSITION REPORT ON FORM 10-Q
                       [ ] TRANSITION REPORT ON FORM N-SAR

                        FOR THE TRANSITION PERIOD ENDED:

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                     READ ATTACHED INSTRUCTION SHEET BEFORE
                      PREPARING FORM. PLEASE PRINT OR TYPE

NOTHING IN THE FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:

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                         PART I - REGISTRANT INFORMATION
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VisionAmerica Incorporated
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Full Name of Registrant

Omega Health Systems, Inc.
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Former Name if Applicable

5350 Poplar Avenue, Suite 900,
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Address of Principal Executive Office (STREET AND NUMBER)

Memphis, Tennessee 38119
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City, State and Zip Code

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                        PART II - RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company is delaying the release of its Form 10-Q pending completion of the Company's investigation regarding the failure of the Company to pay federal payroll taxes during 1999. The Company, its auditors and its counsel have been expending substantial amounts of time in connection with the investigation. Consequently, resources normally expendable on reporting matters have been otherwise utilized. This failure to pay payroll taxes and subsequent investigation also significantly impact the information necessary to complete the Company's Form 10-Q for the quarter ended March 31, 2000 and the Company has been unable to incorporate all of such information prior to the filing deadline without the expenditure of unreasonable effort and expense. The Company plans to file its 10-Q within the next five (5) days.

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                           PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

                   Andrew W. Miller     (901)              683-7868
                   -----------------   ------          -----------------
                   (Name)            (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [ ] Yes  [X] No

         Form 10-K for the period ended 12/31/99 has not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

The Company is delaying the release of its Form 10-Q for the first quarter of 2000 pending completion of the Company's investigation regarding the failure of the Company to pay federal payroll taxes during 1999. The Company estimates that $3.5 million of additional payroll, withholding and other taxes, penalties and interest liabilities exist, in addition to a previously accrued $5 million payroll tax liability. Any discovery of further past due taxes would increase the estimated $8.5 million tax liability. The Company is considering what provisions are required in connection with the unpaid tax liability. Because the Company and its auditors continue to finalize the Company's financial information, the impact of such adjustments cannot reasonably be determined at this time. However, the Company expects that the adjustments will cause a significant change in results of operations when compared with the fiscal period for the prior year.

                           VisionAmerica Incorporated
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    May 15, 2000               By /s/ Andrew W. Miller
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                                           Acting Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.

Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).